FOR IMMEDIATE RELEASE                                          Exhibit (20)(i)


July 18, 1997

THE  STANLEY  WORKS   ANNOUNCES  8.1%  INCREASE  IN DIVIDEND
PAYMENT  ...  30TH  CONSECUTIVE  YEAR  OF  DIVIDEND  INCREASES

New Britain, Connecticut (NYSE:   SWK ) ...  The Board of
Directors of The Stanley Works today announced a third quarter dividend of $.20 per share on the company's common stock, an increase of 8.1% over the second quarter dividend of $.185 per share. The dividend is payable on Tuesday, September 30, 1997 to shareholders of record at the close of business on Monday, September 8, 1997.

John M. Trani, Chairman and Chief Executive Officer, stated:
"This marks the 30th consecutive year in which we are able to increase the annual dividend payment to our shareholders. We are proud that 1997 dividend payments will extend our records for the longest consecutive annual and quarterly dividend payments of any industrial company on the New York Stock Exchange." The New York Stock Exchange recognized these achievements by inviting Mr. Trani to join NYSE Chairman Richard A. Grasso for the ringing of the opening bell for trading this morning.

The Stanley Works is a worldwide producer of tools, hardware and specialty hardware for consumer, home improvement, industrial and professional use.


Media:   Video footage of Mr. Trani at the NYSE - - plus b-roll - -
         will be fed from    2:30 - 2:45pm ET and can be accessed through
         Galaxy C4, Transponder   10; NR Loop #102362 and Waterfront
         #1630.  Photos will be provided to Associated Press, New York
         City.

Contact:    Gerard J. Gould
            Director, Investor Relations and Communications
            Tel.:  (860) 827-3833

The Stanley Works corporate press releases are available through PR Newswire's Company News On-Call service. By FAX: dial
1-800-758-5804, ext. 874363 or on the internet at:
http://www.prnewswire.com or http://www.StanleyWorks.com.


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